SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

 DATED: July 28, 2009

 Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.

 85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes   ☐        No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes   ☐        No   ☒

 If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 N/A

Financial Results for the Second Quarter of 2009

On July 28, 2009, Navios Maritime Partners L.P. issued a press release announcing its financial results for the second quarter ended June 30, 2009. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 5, 2009

Exhibit Index

Exhibit No.	Exhibit

99.1	Press Release dated July 28, 2009.